Exhibit 99.1

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended June 30, 2026

Majuro, Marshall Islands, July 24, 2026, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP-PA, GLOP-PB, GLOP-PC), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended June 30, 2026.

Recent Developments

Sale of Vessel

In April 2026, GasLog Partners entered into an agreement to sell, subject to customary and other closing conditions, the Methane Rita Andrea, a 145,000 cubic meter steam turbine propulsion (“Steam”) LNG carrier built in 2006, to an unrelated third party for a net sale price of approximately $34.1 million, resulting in the recognition of an impairment loss of $8.2 million in 2026, of which $0.5 million was recorded in the three months ended June 30, 2026. The net proceeds of the sale were returned to GasLog Ltd. (“GasLog”) as return of capital contributions. The sale was completed on May 8, 2026.

GasLog Partners Dividend Declarations

On June 24, 2026, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $1.18 per common unit to GasLog that was settled immediately.

On July 23, 2026, the board of directors of GasLog Partners approved and declared:

•	a distribution on the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series A Preference Units”) of $0.5390625 per preference unit (based on the fixed rate),

•	a distribution on the 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series B Preference Units”) of $0.6242622 per preference unit (based on a floating rate equal to the Term Secured Overnight Financing Rate (“SOFR”) for a three-month tenor published by the Chicago Mercantile Exchange (“CME”) of 3.67045% plus 0.26161% of Credit Adjustment Spread (“CAS”) and spread of 5.839% per annum) and

•	a distribution on the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series C Preference Units”) of $0.5909122 per preference unit (based on a floating rate equal to the three-month Term SOFR as published by the CME of 3.67045% plus 0.26161% of CAS and spread of 5.317% per annum).

The cash distributions are payable on September 15, 2026 to all unitholders of record as of September 8, 2026.

Quarterly Financial Results

Amounts in thousands of U.S. dollars	For the three months ended
	June 30, 2025	June 30, 2026
Revenues	$70,236	$89,501
(Loss)/profit for the period	$(17,861)	$44,363

Revenues were $89.5 million for the quarter ended June 30, 2026 ($70.2 million for the same period in 2025). The increase of $19.3 million is mainly attributable to higher average charter rates during the three months ended June 30, 2026, partially offset by a decrease mainly attributable to the Steam vessels that have exited our fleet in the third and fourth quarter of 2025 as well as in the second quarter of 2026.

Profit was $44.4 million for the quarter ended June 30, 2026 (loss of $17.9 million for the same period in 2025). The increase in profit of $62.3 million is mainly attributable to a) a decrease of $34.1 million non-cash impairment loss ($34.6 million non-cash impairment loss was recognized in the quarter ended June 30, 2025, of which $29.1 million resulted from the agreement to sell the Methane Alison Victoria and $5.5 million related to the non-cash impairment loss of the Methane Jane Elizabeth, as compared to $0.5 million additional non-cash impairment loss recognized in the quarter ended June 30, 2026 related to the sale of the Methane Rita Andrea, discussed above), b) an increase of $19.3 million in revenues, as discussed above, and c) a decrease of $9.1 million in depreciation as a result of the decrease in the average number of vessels in our fleet and the impairment charges recognized in the prior year.

Unaudited condensed consolidated statements of financial position

(All amounts expressed in thousands of U.S. Dollars)

	December 31, 2025	June 30, 2026
Assets
Non-current assets
Other non-current assets	1,073	751
Tangible fixed assets	1,116,578	1,059,183
Right-of-use assets	54,960	37,918
Total non-current assets	1,172,611	1,097,852
Current assets
Trade and other receivables	16,959	37,807
Inventories	4,644	7,302
Due from related parties	417	4,915
Prepayments and other current assets	2,448	2,073
Cash and cash equivalents	5,221	3,059
Total current assets	29,689	55,156
Total assets	1,202,300	1,153,008
Partners’ equity and liabilities
Partners’ equity
Common unitholders and general partner	814,972	784,027
Preference unitholders	279,859	279,801
Total partners’ equity	1,094,831	1,063,828
Current liabilities
Trade accounts payable	2,815	7,712
Other payables and accruals	39,532	36,585
Lease liabilities—current portion	38,679	32,868
Total current liabilities	81,026	77,165
Non-current liabilities
Lease liabilities—non-current portion	26,233	11,851
Other non-current liabilities	210	164
Total non-current liabilities	26,443	12,015
Total partners’ equity and liabilities	1,202,300	1,153,008

Unaudited condensed consolidated statements of profit or loss

(All amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026
Revenues	70,236	89,501	150,508	158,108
Voyage expenses and commissions	(5,105)	(5,726)	(10,251)	(8,658)
Vessel operating costs	(15,694)	(15,361)	(31,874)	(30,380)
Depreciation	(28,322)	(19,228)	(56,242)	(39,007)
General and administrative expenses	(3,079)	(3,501)	(6,880)	(6,771)
Loss on disposal of vessel	—	(102)	—	(102)
Impairment loss	(34,612)	(510)	(34,612)	(8,205)
(Loss)/profit from operations	(16,576)	45,073	10,649	64,985
Financial costs	(1,320)	(738)	(2,773)	(1,607)
Financial income	35	28	52	36
Total other expenses, net	(1,285)	(710)	(2,721)	(1,571)
(Loss)/profit for the period	(17,861)	44,363	7,928	63,414